Filed by Franklin Investors
                                                Securities Trust, on behalf
                                                Franklin Floating Rate Daily
                                                Access Fund
                                                Pursuant to Rule 425 under the
                                                Securities Act of 1933


                                                Subject Company: Franklin
                                                Floating Rate Trust
                                                Commission File No. 811-08271



[FRANKLIN TEMPLETON INVESTMENTS LOGO]           One Franklin Parkway
                                                San Mateo, CA 94403-1906


                                                tel 650/312.2000
                                                franklintempleton.com


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For more information, please contact Franklin Templeton Investments at
1-800/342-5236. Members of the media should contact Matt Walsh at Franklin Templeton Corporate Communications at 650/312-2245.
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                                                FOR IMMEDIATE RELEASE




             FRANKLIN FLOATING RATE TRUST TO CLOSE TO NEW INVESTORS


   SAN MATEO, Calif.--(BUSINESS WIRE)--Dec. 23, 2004--Franklin Floating Rate Trust (XFFLX) ("Floating Rate Trust"), a registered closed-end investment company, announced today that as of the close of market on January 18, 2005, Franklin Floating Rate Trust will close to all new investors.

   The closure is related to the Trust's December 7, 2004 announcement that its Board of Trustees had approved a proposal providing for the reorganization of Floating Rate Trust into Franklin Floating Rate Daily Access Fund ("Daily Access Fund"), a series of Franklin Investors Securities Trust, a registered open-end investment company.

   Floating Rate Trust 's Board of Trustees plans to submit the proposed reorganization of Floating Rate Trust into Daily Access Fund to Floating Rate Trust 's shareholders at a Special Meeting of Shareholders currently scheduled for May 18, 2005. Any solicitation of proxies by Floating Rate Trust in connection with its shareholder meeting will be made only pursuant to separate proxy materials filed under federal securities laws. It is anticipated that these materials will be available in March 2005. There can be no assurances that the shareholders of Floating Rate Trust will vote in favor of the proposed reorganization.

   Existing Floating Rate Trust shareholders may continue to make investments in the fund until close of market on May 18, 2005, the scheduled date of the shareholders meeting.

   Franklin Floating Rate Trust is managed by Franklin Advisers, Inc., a wholly owned subsidiary of Franklin Resources, Inc. (NYSE:BEN), a global investment management organization operating as Franklin Templeton Investments. Franklin Templeton Investments provides global and domestic investment management solutions managed by its Franklin, Templeton, Mutual Series and Fiduciary Trust investment teams. The San Mateo, CA-based company has more than 50 years of investment experience and over $388 billion in assets under management as of November 30, 2004. For more information, please call 1-800/DIAL BEN(R) or visit franklintempleton.com.

   Floating Rate Trust's shareholders are advised to read the prospectus/proxy statement and other proxy materials when they are available as they contain important information. The prospectus/proxy statement, when it is available, and other documents filed by Daily Access Fund, will be available for free at the SEC's website (www.sec.gov) or by calling Daily Access Fund at 1-800-342-5236.